Exhibit 99.2	NEWS RELEASE RARE ELEMENT RESOURCES LTD TSX-V: RES & AMEX: REE September 21, 2010 Ref: 22-2010

Rare Element Reports Initial Gold Assays

Highlights:
Hole	Intercept – meters	Grade – grams per ton	Including

SUN 60	85.4	0.89	44.2 meters at 1.3 grams per ton
SUN 62	143.3	0.74	15.2 meters at 1.6 grams per ton
SUN 64	77.7	0.66	7.6 meters at 1.7 grams per ton

Vancouver B.C. - Rare Element Resources Ltd. (TSX-V: RES and AMEX: REE) is pleased to announce the assay results from the initial eight rotary (reverse circulation) holes (SUN-059 to SUN-066) drilled on the Sundance gold project, Wyoming (Table 1).  Gold exploration activity during 2010 is focused on: 1) more detailed definition of known gold-mineralized targets with both in-fill and step-off drilling, and 2) discovery of higher grade gold mineralization. The majority of the drilling is being conducted on near-surface targets within oxide zone mineralization, especially at Smith, Carbon, and Taylor, with the goal of estimating a NI 43-101-compliant resources early in 2011.

Drilling Results

A total of eight holes were drilled along the main trend of the Smith gold zone (Figure 1).  The primary host rock is heterolithic breccia that is now traced along strike for nearly 1,000 meters and down dip for 300 meters.  In drill-hole SUN-060, gold mineralization was penetrated along strike to the northwest in peripheral wall rock, which is now recognized as a new host rock for gold mineralization in the target. SUN-062 effectively bridges a gap between the historic “Smith East and Smith West” gold-mineralized breccias, where a small historic resource was defined previously by FMC Gold, International Curator, and Coca Mines. SUN-064 tests a nearer surface zone along strike to the southeast. SUN-068 collared in a newly discovered off-axis zone of heterolithic breccia before penetrating a projection of the main zone at a depth of 250m; assays are pending on both of these prospective zones. Additional testing will be done to support the estimation of a mineral resource in accordance with the requirements of NI 43-101, once all assays are received and compiled from the remaining Smith drill holes (SUN-067 through SUN-070).

Drilling is now underway at the Carbon target area, where an initial three drill holes are completed (SUN-071 through SUN-073). Drilling will begin at the Taylor target following the completion of drilling on Carbon.

Table 1:  Summary of significant gold mineralization at the Sundance Gold Project.

Entire Hole					Selected intervals (metres)				Which includes (metres)
Hole	Target Area	Depth (m)	Average of entire hole Au g/t	Highest Assay in hole Au g/t	From	To	Thick-ness (m)	Au g/t	From	To	Thick-ness (m)	Au g/t
SUN-059	Smith NW	182.9	0.17	0.70	16.8	29.0	12.2	0.40
SUN-060	Smith NW	152.4	0.57	2.74	67.1	152.4	85.4	0.89	73.2	117.4	44.2	1.3
SUN-061	Smith NW	210.4	0.19	1.19	3.0	12.2	9.1	0.47
					30.5	39.6	9.1	0.41
					135.7	141.8	6.1	0.51
SUN-062	Smith Central	274.4	0.44	6.44	131.1	274.4	143.3	0.74	158.5	173.8	15.2	1.6
									253.0	268.3	15.2	1.4
SUN-063	Smith North	182.9	0.10	0.41	126.5	132.6	6.1	0.27
SUN-064	Smith SE	182.9	0.36	2.24	39.6	117.4	77.7	0.66	74.7	82.3	7.6	1.7
					132.6	138.7	6.1	0.25
					158.5	167.7	9.1	0.22
					172.3	178.4	6.1	0.49
SUN-065	Smith Central	283.5	0.23	2.07	0.0	15.2	15.2	0.36
					29.0	44.2	15.2	0.62
					62.5	99.1	36.6	0.28
					114.3	120.4	6.1	0.24
					141.8	163.1	21.3	0.28
					176.8	193.6	16.8	0.23
					199.7	205.8	6.1	0.42
					239.3	259.1	19.8	0.50
					277.4	283.5	6.1	0.48
SUN-066	Smith SE	182.9		1.04	85.4	91.5	6.1	0.32
					141.8	147.9	6.1	0.34
					167.7	175.3	7.6	0.60

Gold exploration manager, John Ray, states that “the drilling of the Smith target shows good continuity of the known gold mineralization and should provide sufficient drill hole density for a reliable resource estimate.  Finding good mineralization in the gap between two historic gold mineralized areas in the East Breccia and the West Breccia helps to demonstrate and extend that continuity.”

Illustrated in Figure 1 is the general shape of the gold mineralized zone through a succession of level plans that outline the gold mineralization. Note that mineralization in the near-surface level plan (6,200 feet elevation) occurs furthest to the southwest, and each succeeding deeper level plan is located further to the northeast. The figure indicates that the gold mineralized zone has an overall northwesterly strike and a steep dip to the northeast.

Figure 1:  Plan map of Smith Target area showing location of 2010 angle drill holes, 2009 NMC holes, and older vertical holes. Level plans are outlines around drill intercepts containing greater than 0.3 g/t (300ppb) gold.

Mineshaft
Prospect
Mineshaft
Smith
SUN-059
SUN-060
SUN-061
SUN-062
SUN-063
SUN-064
SUN-065
SUN-066
SUN-067
SUN-068
SUN-069
SUN-070
Rare Element Resources - Smith Prospect
RER_DRILLHOLES_2010
NMC_DRILLHOLES_2009
SUN_STRUCT_FAULTS_INFERRED
SUN_SMITH_LEVEL_6200_SIM
SUN_SMITH_LEVEL_6000_SIM
SUN_SMITH_LEVEL_5800_SIM
SUN_SMITH_LEVEL_5600_SIM
SUN_SMITH_LEVEL_5400_SIM
0
250
500
Meters

Geophysical Survey – CSAMT

A CSAMT (Controlled Source Audio-Magnetotelluric Technique) survey along four lines totaling 8.6 line km was designed by Condor Consultants and completed by Zonge Engineering in August to cover the Taylor gold and Bull Hill REE targets.  This type of survey was successful in defining a relative conductive structure in the Smith gold zone that harbors the bulk of the known gold mineralization.  The results of this year’s survey will be utilized in further definition of the Taylor gold resource and the search for high-grade feeder zones, as well as guiding further exploration of carbonatite-hosted REE mineralization at Bull Hill.

Rare Element Resources Ltd (TSX-V: RES: AMEX: REE) is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold on the Bear Lodge property.

Rare-earth elements are key components of the green energy technologies and other high-technology applications. Some of the major applications include hybrid automobiles, plug-in electric automobiles, advanced wind turbines, computer hard drives, compact fluorescent light bulbs, metal alloys, additives in ceramics and glass, petroleum cracking catalysts, and a number of critical military applications. China currently produces more than 95% of the 130,000 metric tonnes of rare-earths consumed annually worldwide, and China has been reducing its exports of rare earths each year. The rare-earth market is growing rapidly, and is projected to accelerate if the green technologies are implemented on a broad scale.

ON BEHALF OF THE BOARD

Donald E. Ranta, PhD, PGeo, President & CEO

For information, refer to the Company’s website at www.rareelementresources.com or contact:

Mark T Brown, CFO, (604) 687-3520 ext 242 mtbrown@pacificopportunity.com .

Donald E Ranta, (604) 687-3520 don@rareelementresources.com

Donald E. Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person.  Technical information in this news release has been reviewed by Dr. Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101.  This news release was prepared by Company management, who take full responsibility for content. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.